SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                        VTEL CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           92658-10-9
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 19, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [  ].

NOTE:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                 (continued on following pages)

CUSIP No. 92658N 10 1         13D/A                  Page 2 of 17


1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    94-1672743
     PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER             1,604,799
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER           N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER        1,604,799
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH   1,604,799
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW         11.29%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

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CUSIP No. 92658N 10 1         13D/A                  Page 3 of 17


Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on November 2, 1993 (the "13D"), as amended by Amendment No. 1 filed on September 22, 1995 and Amendment No. 2 filed on February 1, 1996, with respect to the common stock (the "Common Stock") of VTEL Corporation ("VTEL" or the "Issuer"). This Amendment No. 3 is made to report the purchase of additional shares of Common Stock.

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems

          (d)    Criminal Proceedings:

                 During the last five years neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:

                 Delaware

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CUSIP No. 92658N 10 1         13D/A                  Page 4 of 17


          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to a Development and License Agreement dated October 22, 1993, the Issuer was obligated to refund to the Reporting Person $901,170 in respect of unexpended funding for certain development activities undertaken by the Issuer. In lieu of repaying such amount in cash, the Issuer issued 155,040 shares of Common Stock to the Reporting Person.

ITEM 4.   Purpose of the Transaction.

          Intel acquired 155,040 additional shares of VTEL
          Common Stock as an investment in lieu of receiving a cash refund of unexpended funding for development activities as described above under Item 3.

          Intel presently holds its shares of Common Stock as an investment. Depending upon Intel's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Intel will from time to time explore opportunities for liquidating all or a portion of its equity ownership in VTEL, through one or more sales pursuant to public or private offerings or otherwise. Intel may determine to retain some portion of such securities as an investment.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares             1,604,799 shares
                 Beneficially Owned:

                 Right to Acquire:            0 shares

                 Percent of Class:            11.29% (based on
                                              14,219,773 shares
                                              outstanding as
                                              reported in VTEL's
                                              Joint Proxy
                                              Statement/Prospect
                                              us filed with the
                                              Securities and
                                              Exchange
                                              Commission on
                                              4/25/97 and taking
                                              into account the
                                              issuance of
                                              155,040 shares to
                                              Intel)

          (b)    Sole Power to vote, Direct
                 the Vote of,

CUSIP No. 92658N 10 1         13D/A                  Page 5 of 17


                 or Dispose of Shares:
                                              1,604,799 shares

          (c)    Recent Transactions:

                 As described in Items 3 and 4 above, pursuant to an Agreement dated May 19, 1997 between VTEL and Intel (the "Agreement"), on May 19, 1997, Intel acquired an additional 155,040 shares of VTEL Common Stock at a price of $5.8125 per share in lieu of receiving a refund of unexpended funding for development activities.

          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Agreement, VTEL agreed to register all of Intel's shares of Common Stock within 180 days after consummation of a pending merger with Compression Labs, Inc. and if such merger is not consummated prior to September 30, 1997, to register such shares prior to November 20, 1997.

ITEM 7.   Material to be Filed as Exhibits.

          *Exhibit 1  Common    Stock   and   Warrant   Purchase
                      Agreement
          *Exhibit 2  Investor Rights Agreement
          *Exhibit 3  Warrant
          *Exhibit 4  Intel/VTEL   Joint  Press  Release   dated
                      August 23, 1933
          *Exhibit 5  Agreement dated September 15, 1995
          Exhibit 6   Agreement dated May 19, 1997
          ---------------------
          *Previously filed

CUSIP No. 92658N 10 1         13D/A                  Page 6 of 17


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 1997.

                                 INTEL CORPORATION


                                 By:  /s/ F. Thomas Dunlap, Jr.
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 92658N 10 1         13D/A                  Page 7 of 17


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Operating Officer of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          The British Petroleum Company plc, Britannic
Address:          House, 1 Finsbury Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The British Petroleum Company plc, an
business and      integrated oil company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

CUSIP No. 92658N 10 1         13D/A                  Page 8 of 17


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors and Chief
Occupation:       Executive Officer of Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:



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CUSIP No. 92658N 10 1         13D/A                  Page 9 of 17


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Max Palevsky

Business          924 Westwood Boulevard, Suite 700, Los Angeles
Address:          CA 90024

Principal         Industrialist
Occupation:

Name, principal   Self-employed.
business and
address of
corporation or
other
organization in
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization in
which employment
is conducted:

CUSIP No. 92658N 10 1         13D/A                 Page 10 of 17


Name:             Jane E. Shaw

Business          c/o Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder of The Stable Network, a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization in
which employment
is conducted:


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization in
which employment
is conducted:

CUSIP No. 92658N 10 1         13D/A                 Page 11 of 17


Name:             Charles E. Young

Business          405 Hilgard Avenue, Los Angeles, CA 90024
Address:

Principal         Chancellor
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        405 Hilgard Avenue
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

CUSIP No. 92658N 10 1         13D/A                 Page 12 of 17



                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Frank C. Gill
Title:      Executive Vice President, General Manager, Internet
            and Communications Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Paul S. Otellini
Title:      Executive Vice President, Director, Sales and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President, General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice President, General Manager, Desktop Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       Dennis L. Carter
Title:      Vice President, Director, Sales and Marketing Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice President, General Manager, Desktop Products
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       John H. F. Miner
Title:      Vice President, General Manager, Enterprise Server
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

CUSIP No. 92658N 10 1         13D/A                 Page 13 of 17


Name:       Stephen P. Nachtsheim
Title:      Vice President, General Manager, Mobile/Handheld
            Products Group

Name:       Ronald J. Smith
Title:      Vice President, General Manager, Computing
            Enhancement Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

Name:       Michael R. Splinter
Title:      Vice President, Assistant General Manager, Technology
            and Manufacturing Group

CUSIP No. 92658N 10 1         13D/A                 Page 14 of 17



                            EXHIBIT 6
                     AGREEMENT DATED 5/19/97


                            AGREEMENT

This  Agreement ("Agreement") is made and entered into as of  May
19, 1997 by and between INTEL CORPORATION, a Delaware corporation
("Intel"), and VTEL CORPORATION, a Delaware corporation ("VTEL").

A.   Intel  and VTEL have entered into a Development and  License
     Agreement  dated  effective as  of  October  22,  1993  (the
     "Development and License Agreement");

B. Pursuant to Section 2.5 of the Development and License Agreement, upon execution thereof, Intel paid to VTEL the amount of $3,000,000 to be used for engineering expenses attributable to tasks undertaken under the Development and License Agreement; and

C. Pursuant to Section 2.6 of the Development and License Agreement, on October 22, 1996, VTEL became obligated to refund to Intel $901,170 of the $3,000,000 previously advanced by Intel to VTEL but not earned by VTEL for NRE funding (as defined therein); and

D. In lieu of the obligation of VTEL to refund to Intel the amount of $901,170 due and owing by VTEL to Intel under the Development and License Agreement in respect of unexpended NRE funding, VTEL and Intel have agreed that VTEL shall issue to Intel 155,040 shares of its common stock in full satisfaction of VTEL's obligation to refund $901,170 to Intel as aforesaid and the parties have reached the agreements herein contained.

NOW, THEREFORE, in consideration of the forgoing recitals and mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Issuance   of   Stock  in  Satisfaction  of   Unfunded   NRE
     Reimbursement. Within ten (10) business days of the execution of this Agreement, VTEL shall cause to be delivered to Intel a stock certificate representing 155,040 shares of VTEL common stock (the "Shares").

2.   Satisfaction  and  Discharge.  Intel agrees  that  effective upon receipt of the stock certificate referred to in paragraph 1 above, the obligation of VTEL to refund to Intel any amounts previously advanced by Intel to VTEL under
     Section 2.5 of the Development and License Agreement shall be satisfied and discharged and shall be of no further effect, and shall be deemed satisfied in all respects by the delivery of the Shares in lieu of the cash amount otherwise due under Section 2.6 of the Development and License Agreement. Upon receipt of such stock certificate, Intel shall promptly return to VTEL the Letter of Credit (as defined in the Development and License Agreement), which as of the date hereof has

CUSIP No. 92658N 10 1         13D/A                 Page 15 of 17


     an undrawn face amount of $888,670, and VTEL's obligations to maintain such standby Letter of Credit under the terms of the Development and License Agreement shall terminate. Intel agrees to make no further draws on the Letter of Credit from and after the date hereof. Except as set forth herein, the Development and License Agreement shall continue in accordance with its terms and shall not otherwise be modified.

3.   Securities   Act  Representations.   Intel  represents   and
     warrants to VTEL as follows:

     (i) Intel acknowledges that it has had an opportunity to discuss the business, affairs and current prospects of VTEL with its officers. Intel further acknowledges having had access to information about VTEL that it has requested.

     (ii) The Shares that Intel is acquiring hereunder are being acquired for its own account, not as a nominee or agent and not with a view to or in connection with the sale or distribution of any part thereof.

     (iii)Intel  understands  that  the  Shares  have  not   been
          registered under the Securities Act of 1933 (the "Securities Act") on the basis that the sale provided for herein is exempt from registration under the Securities Act and that the reliance of VTEL on such exemption is predicated in part on Intel's representation set forth in this Agreement.

     (iv) Intel acknowledges that it is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risk of its investment pursuant to this Agreement.

     (v)  Intel   understands  that  the  Shares  are  restricted
          securities within the meaning of Rule 144 under the Securities Act; that the Shares are not registered and must be held indefinitely unless they are subsequently registered or an exemption from such registration is available; that in any event, the exemption from registration under Rule 144 will not be available for at least one year.

     (vi) It is understood that the certificates representing the Shares will be legended as follows:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE AFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN EXEMPTION FROM SUCH REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

4. Representations by VTEL. VTEL represents and warrants to Intel as follows:

     (i) VTEL has filed all reports required to be filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act and the Securities Exchange

CUSIP No. 92658N 10 1         13D/A                 Page 16 of 17


          Act of 1934, and all such filings comply as to form, in all material respects, with the rules and regulations promulgated by the SEC thereunder. No such filing contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

     (ii) Since the date of VTEL's most recent SEC filing on Form 10-K or Form 10-Q, there has been no material adverse change in the assets, liabilities, financial condition, business, operations or affairs of VTEL from that reflected in the financial statements contained in such filing, except changes in the ordinary course of business which have not been, in the aggregate, materially adverse to VTEL.

     (iii)There are no actions, suits, proceedings or investigations pending, or, to VTEL's best knowledge, threatened, against VTEL or any of its properties before any court or governmental agency which has not been disclosed in VTEL's SEC filings. VTEL is not a party to or subject to the provisions of any order, writ, injunction, judgment, or decree of any court or governmental agency or instrumentality which is not disclosed in VTEL's SEC filings.

5. Registration. VTEL agrees to file a Form S-3 Registration Statement registering for public sale the Shares of VTEL common stock issued by VTEL to Intel, including (without limitation) the shares issued to Intel by VTEL pursuant to the terms hereof and shares issued by VTEL to Intel pursuant to the Common Stock and Warrant Purchase Agreement dated October 25, 1993 between VTEL and Intel, and shares issued to Intel pursuant to the Warrant to Purchase 1,199,124 shares of Common Stock of VTEL issued to Intel pursuant to such aforesaid Common Stock and Warrant Purchase Agreement; provided, VTEL shall have no obligation to cause such Registration Statement to be filed until after the occurrence of the consummation of the pending acquisition of Compression Labs, Incorporated by VTEL (the "Merger") and the lapse of all restriction periods necessary in order for such Merger to be accounted for as a pooling of interests. Notwithstanding anything to the contrary contained herein, such Registration Statement shall be filed by VTEL no later than the 180th day following the consummation of the Merger or, in the event that the Merger shall not have been consummated by September 30, 1997, such Registration Statement shall be filed by VTEL no later than November 30, 1997.

6. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

7. Governing Law. This Agreement shall be governed by the laws of Delaware.

8.   Entire  Agreement.   This Agreement constitutes  the  entire
     agreement between the parties with respect to the subject matter hereof.

CUSIP No. 92658N 10 1         13D/A                 Page 17 of 17


9. Successors and Assigns. This Agreement shall be binding upon the parties and their successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                           VTEL CORPORATION
                           108 Wild Basin Road
                           Austin, Texas  78746

                           By:    /s/Rodney S. Bond
                                  Rodney S. Bond
                                  Vice President-Finance

                           INTEL CORPORATION
                           2200 Mission College Boulevard
                           Santa Clara, California 95052

                           By:    /s/Arvind Sodhani
                                  Arvind Sodhani
                                  Vice President and Treasurer